[LOGO]  7961 SHAFFER PARKWAY
        SUITE 5
        LITTLETON, COLORADO 80127
        TELEPHONE (720) 981-1185
        FAX (720) 981-1186

                                         Trading Symbol: VGZ
                                         Toronto and American Stock Exchanges

_______________________________________  NEWS  _______________________________


                     VISTA GOLD CORP. ANNOUNCES 2000 RESULTS

LITTLETON, COLORADO, MARCH 29, 2001 - Vista Gold announced today its results for 2000. The Corporation experienced a net loss of $13.2 million for the year, including $10.9 million in write-downs, of mineral properties, mainly in Bolivia. The net loss before write-downs was $2.3 million, compared to a net loss before write-downs of $11.5 million in 1999.

                                 SUMMARY RESULTS
                 (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                    YEARS ENDED DECEMBER 31
                                             -----------------------------------
                                               2000          1999          1998
                                             --------      --------      -------
Gold sales                                   $  3,757      $ 19,496      $37,083
Net loss before write-downs                    (2,283)      (11,481)      (1,640)
Net loss                                      (13,209)      (27,700)      (1,640)
Net loss per share before write-downs           (0.03)        (0.13)       (0.02)
Net loss per share                              (0.15)        (0.31)       (0.02)

                             CONSOLIDATED PRODUCTION
                                    (OUNCES)

                                                    YEARS ENDED DECEMBER 31
                                             -----------------------------------
                                              2000          1999           1998
                                             ------        -------       -------
Gold                                         13,493         65,468       112,838
Silver                                       38,418        203,230       235,784

HYCROFT

In 2000, the Hycroft mine produced 13,493 ounces of gold and 38,418 ounces of silver. Cash operating cost, for the year, was $183 per ounce of gold produced. Cash operating cost per ounce is down from $277 per ounce in 1999 because of the significant decrease in operating activity. Mining was suspended at the Hycroft mine in December 1998, with production in 1999 and 2000 coming from previously mined ore on the heap leach pads. Although all the gold estimated to be recoverable from the leach pads had been recovered by December 31, 2000, the leach pads continue to produce gold, with more than 3,000 ounces of gold production expected in 2001.
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The Hycroft mine is fully permitted with infrastructure and key management in place. Based on recent studies, restarting production from the Brimstone pit would require $20 million including working capital. The Brimstone pit contains over 600,000 ounces of gold in the proven, probable and mineral resource categories, and would produce over 350,000 ounces of gold over a five-year period. In addition, based on an extensive exploration review, the Corporation believes that with a modest drilling and work program, an estimated 400,000 to 450,000 ounces of additional oxide reserves could be added, extending mine life by approximately two years. Also, Hycroft remains one of the largest major mineralized systems in Nevada not yet explored for high-grade epithermal deposits. The Corporation is actively investigating various alternatives to raise the required capital from external sources in order to re-start the mine.

AMAYAPAMPA

In light of the continued low gold prices, the Corporation re-evaluated the carrying value of Amayapampa, and the investment has been written down to $10.8 million, being the estimated recoverable value at a $300 per ounce average gold price. Amayapampa remains an attractive gold project, at gold prices at or above $325 per ounce. Proven and probable reserves at Amayapampa contain 526,000 ounces of gold.

CORPORATE ACTIVITY

At the end of 2000, the Corporation had working capital of $106,000 and $96,000 in cash. On February 1, 2001, the Corporation announced the sale of four haul trucks from the Hycroft mine for $1.8 million, and the retirement of the $0.7 million long-term equipment loan. In March, The Corporation sold a hydraulic shovel from the Hycroft mine for net proceeds of $0.8 million. With the sale of equipment at Hycroft management estimates that it will have sufficient capital to continue its current level of activity through March 2002, including the retirement of its remaining $75,000 debt. The Corporation continues to pursue all means available to generate and preserve capital and, together with its financial adviser, continues to consider and examine alternative corporate strategies and strategic alliances to maintain and enhance shareholder value.

Vista Gold Corp. is an international gold mining, development and exploration company based in Littleton, Colorado. Its holdings include the Hycroft mine in Nevada, a development project in Bolivia, and exploration projects in North and South America.

                                     -----

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K.

For further information, please contact Investor Relations at (720) 981-1185.